Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Plan Administrator
Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan:
We consent to the incorporation by reference in the registration statement (No. 333‑52765 and 333-176401) on Form S-8 of Fastenal Company of our report dated June 8, 2021, with respect to the statements of net assets available for benefits of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2020, which report appears in the December 31, 2020 annual report for Form 11-K of the Fastenal Company & Subsidiaries 401(k) and Employee Stock Ownership Plan.
/s/ KPMG LLP
Minneapolis, Minnesota
June 8, 2021